SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hogan, Timothy J. (Last) (First) (Middle) 411 108th Avenue NE, 15th Floor (Street) Bellevue, WA 98004-5515 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Puget Energy, Inc. PSD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) August 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President External Affairs
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common				4,049.0000	D
Common				3,900.2100	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Hogan, Timothy J. - August 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
PSE Deferred Compensation Plan	$0.0000 (1)	08/06/2001	J (2) |	(D) 3,513.4244		Common - 3,513.4244	$24.1250	6,255.1523	D
Incentive Stock Options w/SARs	$24.6366				10/12/1992 | 10/11/2002	Common - 1,548.0000		1,548.0000	D
Incentive Stock Options w/SARs	$21.3663				12/15/1993 | 12/14/2003	Common - 1,548.0000		1,548.0000	D
Incentive Stock Options w/SARS	$15.5523				12/05/1994 | 12/04/2004	Common - 6,751.0000		6,751.0000	D
Incentive Stock Options w/SARs	$21.5843				12/11/1995 | 12/10/2005	Common - 2,236.0000		2,236.0000	D
Incentive Stock Options w/SARs	$23.1105				11/19/1996 | 11/18/2006	Common - 746.0000		746.0000	D
LTIP	(3)				12/31/2001 | 12/31/2001	Common - 2,900.0000		2,900.0000	D
LTIP	$0.0000 (3)				12/31/2002 | 12/31/2002	Common - 4,820.0000		4,820.0000	D
LTIP	$0.0000 (3)				12/31/2003 | 12/31/2003	Common - 7,093.0000		7,093.0000	D
LTIP	$0.0000 (3)				12/31/2004 | 12/31/2004	Common - 11,713.0000		11,713.0000	D
Restricted Stock Units	$0.0000 (1)				12/31/2001 | 12/31/2001	Common - 318.1674		318.1674	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Timothy J. Hogan Page 2 SEC 1474 (3-99)

Hogan, Timothy J. - August 2001
Form 4 (continued)
FOOTNOTE Descriptions for Puget Energy, Inc. PSD

Form 4 - August 2001

Timothy J. Hogan
411 108th Avenue NE, 15th Floor

Bellevue, WA 98004-5515
Explanation of responses:

 (1)   One common share will be received for each stock unit.
(2)   Disposition of phantom share units by participant directed measurement fund transfer.
(3)   LTIP Share Grants under the Puget Sound Energy Long-Term Incentive Plan for Officers and Key Employees of the Company and its subsidiaries. LTIP Shares are paid in Puget Energy stock when vested in an amount ranging from zero to 175% of LTIP Share Grants.

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